Filed Pursuant to Rule 253(g)(2)

File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 21 DATED MAY 23, 2023

TO THE OFFERING CIRCULAR DATED MAY 13, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated May 13, 2022, as filed by us with the Securities and Exchange Commission on May 13, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Update our distributions; and
●	Update the description of our common shares.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016. On May 7, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) and terminated our Offering. On May 13, 2022, we commenced our second follow-on offering (the “Second Follow-on Offering”) (together with the Offering and Follow-on Offering, the “Offerings”) and terminated our Follow-on Offering. We are offering in this Second Follow-on Offering up to $48,249,610 in our common shares, including shares sold pursuant to our distribution reinvestment plan, which represents the value of the shares available to be offered as of April 25, 2022 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. As of April 30, 2023, we had raised total aggregate gross offering proceeds of approximately $132,937,000 and had issued approximately 12,985,000 common shares in the Offerings, purchased by approximately 7,400 unique investors.

Distributions

On May 1, 2023, our Manager authorized a daily cash distribution of $0.0017638356 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on May 1, 2023 and ending on May 31, 2023 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about June 15, 2023.

This distribution equates to approximately 6.0% on an annualized basis assuming a $10.73 per share net asset value (“NAV”), (the current purchase price beginning May 1, 2023 and ending May 11, 2023) and approximately 6.1% on an annualized basis assuming a $10.52 per share NAV (the current purchase price effective May 12, 2023) calculated for the Distribution Period. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares – Distributions”:

As of May 23, 2023, cumulative since inception, we have paid 79 consecutive monthly distributions to shareholders totaling over $28,900,000, of which approximately $13,100,000 was paid in cash and $15,800,000 was reinvested in our shares pursuant to the distribution reinvestment plan.